JAMES H. CARROLL James.Carroll@faegrebd.com (303) 447-7748
January 26, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attention:    Russell Mancuso, Branch Chief

Re:    Ascent Solar Technologies, Inc.
Registration Statement on Form S-3
Filed December 29, 2011 (the “Registration Statement”)
File No. 333-178821

Ladies and Gentlemen:

On behalf of Ascent Solar Technologies, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission's staff (the “Staff”) as set forth in the letter of Russell Mancuso, Branch Chief, dated January 13, 2012 (the “Comment Letter”). We have enclosed for your reference two courtesy copies of Amendment No. 1 to the Registration Statement (the “Amendment”) in a clean version and two copies of the Amendment in a version marked to show changes from the Registration Statement.

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company's response in regular type. References in this letter to we, our or us mean the Company or its advisors, as the context may require. All references to page numbers in the Company's responses refer to page numbers in the Amendment.

Prospectus Cover Page

1.
It appears that you are relying on General Instruction I.B.6 to use Form S-3. If so, please provide the disclosure required by Instruction 7 to that General Instruction. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

Company Response: The Company revised the outside front cover of the prospectus which is a part of the Amendment to disclose the aggregate market value of the Company's outstanding voting and nonvoting common equity held by non-affiliates pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus.
Prospectus Summary, page 1

2.
Please prominently disclose in your prospectus summary your accumulated deficit and history of net losses, and include a comparison of your net loss for the nine-month period ended September 30, 2011 with your net loss for the same period ended September 30, 2010. Further, please highlight the effect on your business of the market conditions and industry trends that impact your business. For example, we note that you cited the “recent significant adverse changes in market conditions, particularly the decreases in current and expected average selling prices for PV modules” in determining to record an impairment in Property, Plant and Equipment during the period ended June 30, 2011. Finally, please briefly describe your internal and external sources of liquidity.
Company Response: The Company revised page 2 to disclose (i) the current trends and market conditions in the solar industry and their effect on the Company's business, (ii) the Company's history of net losses, accumulated deficit as of September 30, 2011, and a comparison of its net loss for the nine-month period ended September 30, 2011 with its net loss for the same period ended September 30, 2010, and (iii) the Company's internal and external sources of liquidity.

Please do not hesitate to call me at (303) 447-7748 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ James H. Carroll

James H. Carroll
Enclosures

cc:    Gary Gatchell, Chief Financial Officer, Ascent Solar Technologies, Inc.